UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                             FORM 4

[ ]Check this box if no longer       OMB APPROVAL
   subject to Section 16. Form 4     OMB NUMBER:  3235-0287
   or Form 5 obligations may         Expires: January 31, 2005
   continue. See Instruction         Estimated average burden
   1(b).                             hours per response ....0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

   TAYLOR                JAMES                         C.
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    (Last)              (First)                      (Middle)

   128 CHRISSA
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                        (Street)

    POTTSBORO             TX                             75076
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     (City)             (State)                          (Zip)

2. Issuer Name and Ticker or Trading Symbol

    ENNIS BUSINESS FORMS, INC. (EBF)
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3. I.R.S. Identification Number of Reporting Person, if an
   entity (Voluntary)


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4 Statement for Month/Day/Year

    JANUARY 21, 2003
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

 X
--- Director                           --- 10% Owner


--- Officer (give title below)         --- Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

 X
--- Form filed by One Reporting Person


--- Form filed by More than One Reporting Person
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

     Table I - Non-Derivative Securities Acquired, Disposed of,
                   or Beneficially Owned

1. Title of     2. Trans-     2A. Deemed      3. Transaction   4. Securities Acquired (A)
   Security        action         Execution      Code             or Disposed of (D)
   (Instr. 3       Date           Date,          (Instr. 8)       (Instr. 3, 4
                                  if any                           and 5)
                   (Month/
                   Day/           (Month/                              (A)
                   Year)          Day/                                 or
                                  Year)                        Amount  (D)  Price

                                              Code       V
-------------   ----------  ------------      ----       -     ------  ---  -------
Common Stock
Balance Forward:
  Exercise of
  Stock Options
      Contract
      dated
      10/8/98   01/21/03    01/21/03                           3,750   A    10.0625

      Contract
      dated
      4/21/99   01/21/03    01/21/03                           2,500   A     8.6875

      Contract
      dated
      4/20/00   01/21/03    01/21/03                           1,250   A     7.0625

1. Title of         5. Amount of          6. Ownership Form:       7. Nature of Indirect
   Security            Securities            Direct (D) or            Beneficial
   (Instr. 3)          Beneficially          Indirect (I)             Ownership
                       owned Following
                       Reported
                       Transactions(s)

                       (Instr. 3
                        and 4)               (Instr. 4)               (Instr. 4)
-------------        -----------------    ---------------         ----------------------
Common Stock
Balance Forward:      4,000                D
  Exercise of
  Stock Options
      Contract
      dated
      10/8/98         7,750                D

      Contract
      dated
      4/21/99        10,250                D

      Contract
      dated
      4/20/00        11,500                D


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                              (Over)
                                                    SEC 1474 (09-02)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)


1. Title      2. Conver-  3. Trans-  3A. Deemed   4. Trans-  5. Number of
   Derivative    sion or     action      Execu-      action     Derivative
   Security      Exer-       Date        tion        Code       Securities
   (Instr. 3)    cise        (Month/     Date,       (Instr.    Acquired
                 Price of     Day/       if any       8)        (A) or
                 Deriva-      Year)      (Month/                Disposed
                 tive                     Day/                  of (D)
                 Security                 Year)                 (Instr. 3,
                                                                4 and 5)
                                                   Code   V     (A)    (D)
------------  ----------- ---------- ------------- ----- ----   ---    ---
SO granted
10-07-98      $10.0625

SO granted
04-21-99      $ 8.6875

SO granted
04-20-00      $ 7.0625

SO granted
04-19-01      $ 7.900

SO granted
04-18-02      $13.28      4/18/02                   A     V    5,000

1. Title      6. Date Exer-        7. Title and Amount    8. Price of   9. Number of
   Derivative    cisable and          of Underlying          Deriva-       derivative
   Security      Expiration           Securities             tive          Securities
   (Instr. 3)    Date (Month/         (Instr. 3 and 4)       Security      Beneficially
                 Day/Year)                                   (Instr. 5)    Owned Follow-
                                                                           ing Reported
                 Date     Expira-               Amount                     Trans-
                 Exer-    tion                  or Number                  action(s)
                 cisable  Date        Title     of Shares                  (Instr. 4)
------------- ----------  -------  ------------ --------- ------------- -----------------
SO granted    See
10-07-98      Note        10-08    Common Stk.                          1,250

SO granted    See
04-21-99      Note        04-09    Common Stk.                          2,500

SO granted    See
04-20-00      Note        04-10    Common Stk.                          3,750

SO granted    See
04-19-01      Note        04-11    Common Stk.                          5,000

SO granted    See
04-18-02      Note        04-12    Common Stk.  5,000     $13.28        5,000

1. Title          10. Ownership      11. Nature of
   Derivative         Form of            Indirect
   Security           Derivative         Beneficial
   (Instr. 3)         Security:          Ownership
                      Direct (D)         (Instr. 4)
                      or Indirect
                      (I) (Instr.
                      4)
-------------    -----------------   -------------
SO granted
10-07-98         D

SO granted
04-21-99         D

SO granted
04-20-00         D

SO granted
04-19-01         D

SO granted
04-18-02         D




Explanation of Responses:

Note: Each incentive stock option contract expires ten years from date of grant, and provides that shares will become exercisable as follows: 25% after two years; 50% after three years; 75% after four years and 100% after five years; all from date of grant; all option contracts are granted at market price on the date of grant.



/s/James C. Taylor                        January 22, 2003
-------------------------------          -----------------------
**Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
  78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction
      6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                          Page 2
                                                SEC 1474 (09-02)